September 8, 2006

Donna Levy, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
tel. (202) 551-3292
fax. (202) 772-9220

Re:	OCM HoldCo, LLC
Amendment No. 1 to Registration Statement on Form 10-SB
Filed on July 26, 2006
File No. 0-52042

Dear Ms. Levy:

This letter sets forth the responses of OCM HoldCo, LLC (the “Company”) to the comments contained in your letter dated August 10, 2006 relating to the Company’s Amendment No. 1 to Registration Statement on Form 10-SB (the “Amendment No. 1”) filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2006.

The Company is filing, via EDGAR, Post-Effective Amendment No. 1 (“Post-Effective Amendment
No. 1”) to the Registration Statement.  Post-Effective Amendment No. 1 reflects the responses below and includes the Company’s interim financial statements for the period ended June 30, 2006.

Enclosed under separate cover are four copies of a blacklined version of Post-Effective Amendment No. 1, marked to show changes from Amendment No. 1 filed on July 26, 2006.  Page references in the responses below are to the blacklined version of Post-Effective Amendment No. 1.

Description of Business

The Company

The CCR Transaction, page 3

1.             We note your response to our prior comment 8.  The disclosure in this section could be further simplified.  For example, we note that the first paragraph in this section is one sentence.  Please use separate sentences to refer to the pending acquisition under the restated CUP agreement and to name the parties to it.  Please also make it clear that the Company is ultimately obtaining a partial interest in the businesses owned by Messrs. Paulos and Wortman and that they will continue to have a say in the management of the business.

Response to Item 1

The Company acknowledges the Staff’s comment and has made corresponding changes in Post-Effective Amendment No. 1 on pages 3 to 6 in order to simplify further the disclosure.

Credit Agreement, page 9

2.             We note your response to our prior comment 15.  You state that the proceeds from the borrowings “have been used or are expected to be used….”  Please identify what items the proceeds from the Credit Facility have already been used for.

Response to Item 2

In response to the Staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 1 on page 9.

3.             Please identify who will be receiving the $9 million distribution and $3.5 million in fees and expenses in “connection with the Credit Agreement.”  Specify what the distribution and fee payments are for.

Response to Item 3

In response to the Staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 1 on page 9.

Competition, page 11

4.             We note your response to our prior comment 17.  Please specify the limited circumstances in which Messrs. Paulos and Wortman may compete with the Company.

Response to Item 4

In response to the Staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 1 on page 11.

Regulatory Matters, page 14

Pennsylvania Gaming Laws and Regulations, page 18

5.             Provide objective support for the statement made regarding the company’s belief that it is unlikely that the Pennsylvania Board may deny the company’s application.  Alternatively, remove the statement.

Response to Item 5

The Company acknowledges the Staff’s comment and has removed the statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Meadows Gaming Opportunity, page 27

6.             We note the description provided of the Post-Closing and Note Issuance Agreement.  Revise to ensure that all material terms, inclusive of repayment conditions, covenants and events of default are adequately described.  For example, rather than state that interest is not payable if the second closing occurs by “certain deadline dates or under certain other circumstances,” revise to disclose such dates and circumstances to the extent material to a shareholder’s understanding of the agreement.  In addition, supplement your disclosure to explain the purpose of the holdback obligation, note and agreement.

Response to Item 6

In response to the Staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 1 on pages 27-29.

7.             You refer in the first paragraph of this section to the “Company” repaying $115 million of existing indebtedness following the January 5, 2006 consummation of the Credit Agreement.  Please revise to correct the reference to the “Company” and clarify that CCR is party to the Credit Agreement referenced.

Response to Item 7

The Company acknowledges the Staff’s comment and has made the requested change.

8.             Revise to provide further clarity regarding material terms of the Credit Agreement.  For example, supplement your disclosure to reference negative covenants, inclusive of limitations on indebtedness and capital expenditures, specified events of default and the remedies available to creditors in the event of a default pursuant to the Credit Agreement.  Further, revise to indicate that a copy of the Credit Agreement is attached as an Exhibit to the registration statement.

Response to Item 8

In response to the Staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 1 on pages 29-30.  In addition, the Company draws the attention of the Staff to the disclosure on page 9 stating that a copy of the Credit Agreement has been attached as an exhibit to the registration statement.

Certain Relationships and Related Transactions

Other Related Transactions, page 35

9.             Please state whether each of these transactions is on terms that would be available to unaffiliated third parties and state whether they are expected to continue in the future.

To the extent not already filed, please file these contracts as exhibits as required by Part III, Item 2(6)(b)(i) of Form 1-A  (please refer to Part III, Item 2 of Form 10-SB).

Response to Item 9

In response to the Staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 1 on page 38.  In addition, the financial services agreements and management agreements with Rampart and Cannery have been added to the exhibits.  However, the purchase of promotional merchandise occurs on an invoice only basis, and therefore no exhibit has been filed in connection thereto.

10.          We note your response to our prior comment 28.  Please describe further the material terms of these agreements.  For example, we note that under the Casino Management Agreement (exhibit 10.11), it appears that the manager will also operate Nevada Palace and receive a minimum $750,000 per annum fee (see section 3.1(a)(iii)), and receive an additional fee for any future gaming operations of not less than $750,000 per annum (section 3.1(a)(iv)), along with receiving reimbursement for costs and expenses.

Response to Item 10

In response to the Staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 1 on page 38.

11.          We note your response to our prior comment 29, and reissue it in part.  In order to aid the reader’s understanding, please disclose clearly in this section the specific amounts of all fees, expenses and other amounts paid or payable to the members of CCR or their affiliates in regard to the CCR Transaction or the PA Meadows transaction  For example in your description of the CCR Transaction on page 3, to which you refer the reader, it is not clear the actual amount that Messrs. Paulos and Wortman will receive for their partial interests in CCR and NP Land bought from third parties and then sold to the Company’s affiliates.  Please disclose this information.

Additionally, please revise to identify the purposes of such payments.  For example, you state that affiliates of Mr. Wortman were reimbursed approximately $2.3 million for costs and expenses related to the CCR Transaction, but do not identify the costs and expenses.

Response to Item 11

In response to the Staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 1 on page 38.

Note 2 — Significant Accounting Policies

Gaming and related licenses, page F-8

12.          We note your response to our prior comment number 31.  It remains unclear to us why the company believes a sufficient level of probability exists to characterize the pre-licensing costs as an asset.  Please advise.

Response to Item 12

Paragraph 2.06 of the AICPA Audit and Accounting Guide, Audits of Casinos, permits capitalization of licensing costs when it is probable such costs will benefit future periods.  That such costs do benefit future periods is normally the case when such costs are likely to enable future gaming operations, barring other significant obstacles to the success of the project. The degree of probability of success of licensing applications necessary for capitalization of related legal and other professional costs, and the costs of suitability investigations by the regulators, is not specified. However, like the criteria for recognizing deferred tax assets, the Company believes the standard may reasonably be interpreted as “more likely than not.”

Although never totally assured, the ultimate success of licensing applications in a well-established gaming jurisdiction is reasonably predictable as more likely than not based primarily on known suitability criteria and the background of the applicants. Accordingly, the Company’s process for determining whether to apply for gaming licenses began with an internal review that included the preparation of pre-filing applications by the Company and its principal proposed applicants. The review required extensive personal and professional background information.  Before the decision was made to proceed with the filing and expend significant funds toward obtaining the licenses, an initial meeting was held with the Company’s gaming counsel to review the pre-filing applications and “handicap” the odds that the applicant(s) would ultimately be granted a license should the Company and its principal applicants decide to begin the process.  In the subject circumstances, gaming counsel initially advised the Company (and continues to advise it) that there is a very high probability that the applications will be approved. The Company’s gaming counsel is one of the leading attorneys practicing in the gaming regulatory arena in Nevada and has been doing so for over 30 years.

In addition to a thorough internal review process prior to the filing of the license applications, another reason that the Company initially believed that licensure was probable was that seven out of the Company’s eight principal applicants had been previously licensed either in New Jersey and/or other well-established gaming jurisdictions with similar suitability requirements and investigative procedures. We were advised by our gaming counsel that, from a historical perspective, rarely has an application in connection with a capital intensive project such as this been rejected once the initial decision to proceed has been made.  Occasionally information may come to light during the course of the investigation that may cause an applicant to withdraw an application, but such is a rare occurrence. In fact, in this case the Nevada process has been so uneventful that the recent exit conference with the investigating agents was held telephonically and consisted primarily of an expression of appreciation by the agents for the cooperation of the Company and its principals.

The probability conclusion of the likelihood of being granted a gaming license is rather binary in practice: that is, it is either likely or not.  If an applicant’s background exhibits demonstrable integrity and lacks undesirable associations, the probability of success is very high.  If there are indications in the applicant’s past of criminal activity or other lack of integrity or undesirable associations, the likelihood of licensure is less than probable.   In the current gaming regulatory environment, committing to the considerable costs of professional services and suitability investigation generally does not occur when there are any known reasons that licensing might be denied.  In the Company’s case, moreover, such costs and related risks are borne entirely by private investors, since no funds have been raised from the public.  In the subject circumstances, based on the Company’s internal review processes, including the preparation of pre-filing applications and the advice of gaming counsel, the Company believes that the probability of licensure has always been and continues to be high and certainly greater than “more likely than not.”

Cannery Casino Resorts, LLC, and Subsidiaries

Financial Statements

Summary of significant accounting policies —page F-18

13.          We note your response to our prior comment number 34.  Please explain your disclosures regarding joint promotions described under “Operating Efficiencies” on page 13 of your document.  It is unclear why you don’t believe an accounting policy disclosure for these arrangements is necessary.

Response to Item 13

The disclosures described under “Operating Efficiencies” on page [13] are in regard to joint promotional activities between the operating casinos owned and operated by CCR.  The response to prior comment number 34 stated that CCR has no joint promotional arrangements with other gaming establishments (i.e. casinos not owned or operated by CCR).

Since intercompany transactions and balances are eliminated in consolidation, no accounting policy disclosure is required for joint promotional activities between the operating casinos owned and operated by CCR.

*     *     *

I have attached hereto a letter from the Company addressing the requested statements set forth in your comment letter.  If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call Robert B. Knauss at (213) 683-9137 or John Griffin of our office at (213) 683-9261.

Sincerely,

Robert B. Knauss

Enclosures

cc: Mr. Steve Kaplan

OCM HoldCo, LLC
c/o Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

September 8, 2006

Donna Levy, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
tel.  (202) 551-3292
fax. (202) 772-9220

Re:                             OCM HoldCo, LLC
Amendment No. 1 to Registration Statement on Form 10-SB
Filed on July 26, 2006
File No. 0-52042

Dear Ms. Levy:

On behalf of OCM HoldCo, LLC (the “Company”), in connection with the Company’s response to the Staff’s comment letter dated August 10, 2006, the Company hereby confirms:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•     the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal securities laws of the United States.

Sincerely,

OCM HoldCo, LLC

By:	/s/ Steve Kaplan
Steve Kaplan
Its:	Manager